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SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 9 2004
WASH, D.C.
202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35960

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/03** (MM/DD/YY) AND ENDING **09/30/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NNN CAPITAL CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

1551 N. Tustin Ave., Ste. 200
(No. and street)

Santa Ana	**CA**	**92705**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colin Lam **(714) 667-8252**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Ave.	**Los Angeles**	**CA**	**90071**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Colin Lam, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to NNN Capital Corp. (the "Company") as of and for the year ended September 30, 2004 are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Senior Vice President
Title

Notary Public

This report** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x)	(1)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (not required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For condition of confidential treatment of certain portions of this filing, see Section 240.17a-59e)(3).

NNN CAPITAL CORP.
(SEC I.D. No. 8-35960)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2004
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
NNN Capital Corp.

We have audited the accompanying statement of financial condition of NNN Capital Corp. (the "Company") as of September 30, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition present fairly, in all material respects, the financial position of NNN Capital Corp. as of September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the statement of financial condition, the Securities and Exchange Commission ("SEC") is in the process of a regulatory examination of the Company, and the Company and certain related companies are currently subject to an investigation by the SEC. The financial impact that may result from the outcome of the examination and investigation cannot presently be determined however, the impact could have a material adverse affect on the Company's statement of financial condition.

Deloitte & Touche LLP

December 27, 2004

NNN CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS	
CASH AND CASH EQUIVALENTS	$1,605,810
RECEIVABLES:	
Commission and due diligence receivable from affiliated entities	268,016
Other receivable	158,240
Total receivables	426,256
PREPAID EXPENSES	97,489
PROPERTY AND EQUIPMENT—Net	171,298
TOTAL	$2,300,853
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 234,469
Payable to brokers, dealers and clearing organizations	1,255,191
Due to affiliated entities	120,969
Total liabilities	1,610,629
COMMITMENTS AND CONTINGENCIES (Note 4)	
STOCKHOLDER'S EQUITY:	
Common stock, no par value—2,500 shares authorized; 1,000 shares issued and outstanding	10,000
Retained earnings	680,224
Total stockholder's equity	690,224
TOTAL	$2,300,853

See the accompanying notes to statement of financial condition.

NNN CAPITAL CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

1. ORGANIZATION AND NATURE OF BUSINESS

NNN Capital Corp. (the "Company") was incorporated on March 10, 1986 in the State of California and is engaged in business as a broker-dealer, registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers ("NASD"). The Company's activity consists primarily of acting as the managing broker-dealer for sales of units or stock in affiliated entities and generally receives commissions of 9.5% to 10% of the offering proceeds. The Company, in turn, pays a related commission of 7% to 9.5% of such offering proceeds to the broker-dealers selling the units, and retains the remaining offering proceeds. The Company's client base consists primarily of entities whose operations are dependent upon the economic conditions of the real estate industry.

As of September 30, 2004, the Company's common stock is owned by one individual who is also the Company's president.

The Company does not carry customer accounts or perform custodial functions related to customers' securities and is therefore exempt from the provisions of Rule 15c3-3.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Common Control—Because the Company and certain related parties are under common ownership or management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Concentration of Credit Risk—The Company currently maintains substantially all of its operating cash with a major institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Fair Value of Financial Instruments—The carrying amount of commission receivable, accounts payable and accrued liabilities, and commissions payable approximates fair value because of the short maturity of these financial instruments.

Revenue Recognition—Commissions and marketing and due diligence fees are recognized as income during the period when the related services are rendered. Revenue and expenses related to affiliated securities transactions are recorded on a trade-date basis.

Cash and Cash Equivalents—The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents include $395,782 deposited in a money market account at September 30, 2004.

Allowance for Uncollectible Receivables—The Company believes that all receivables from affiliated entities and commissions receivable will be collected by the Company; accordingly, the accompanying statement of financial condition do not include an allowance for uncollectible accounts.

Property and Equipment—Property and equipment are stated at cost, net of accumulated depreciation. The Company generally capitalizes all property and equipment expenditures that are greater than $1,000. Ordinary maintenance and repair costs are expensed as incurred. Depreciation of property and equipment is computed over estimated useful lives of five to seven years using an accelerated depreciation method.

The Company's property and equipment consist of works of arts, furniture and fixtures, and vehicles with costs of $115,340, $5,615 and $62,765, and accumulated depreciation of $4,863, $4,421 and $3,138, as of September 30, 2004, respectively.

Use of Estimates—The preparation of the accompanying statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements and Interpretations—In 2003, the Company adopted the initial recognition and measurement provisions of Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 significantly changes the current practice in the accounting for, and disclosure of, guarantees. Guarantees and indemnification agreements meeting the characteristics described in FIN 45 are required to be initially recorded as a liability at fair value. FIN 45 also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor having to make payment under the guarantee is remote. The adoption of the provisions of this interpretation did not have a material effect on the Company's results of operations or financial condition.

In December 2003, the Financial Accounting Standards Board ("FASB") revised FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46R"), issued in January 2003, an interpretation of Accounting Research Bulletin (ARB) No. 51, *Consolidated Financial Statements.* FIN 46R requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN 46R also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN 46R apply immediately to variable interest entities created after December 31, 2003. The consolidation requirements will apply to entities established prior to December 31, 2003 in the first fiscal year or in the interim period beginning after December 15, 2004. The Company does not believe the adoption of such interpretation will have a material impact on its results of operations, financial position or cash flows.

Effective June 1, 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, including the deferral of certain effective dates as a result of the provisions of FASB Staff Position 150-3, *Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150,* Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It

requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have any impact on the Company's statement of financial condition.

3. TRANSACTIONS WITH RELATED PARTY

Commission, Marketing and Due Diligence Fee Revenues—Commissions, due diligence and marketing fee revenues were generated primarily from sales of interests in companies with Triple Net Properties, LLC ("Triple Net"), which is affiliated with the Company through common ownership and management. During the year ended September 30, 2004, the Company earned $51,159,015 of commission revenue and $10,363,496 of marketing and due diligence fee revenue from these affiliated entities. Receivables related to commission and due diligence fees due from affiliated parties totaled $268,016 as of September 30, 2004. Amounts due to affiliated parties for overpaid due diligence fees totaled $111,566 as of September 30, 2004.

Administrative Expenses—Postage, supplies and other administrative expenses charged to the Company by Triple Net for the year ended September 30, 2004 totaled $1,030,120. As of September 30, 2004, amounts payable to Triple Net totaled $9,403. In addition, during the year ended September 30, 2004, payroll expenses charged to the Company by Triple Net totaled $274,498.

4. COMMITMENTS AND CONTINGENCES

On September 16, 2004, Triple Net Properties, LLC ("Triple Net"), an affiliate of the Company through common ownership and management, learned that the SEC is conducting an investigation captioned *In the Matter of Triple Net Properties, LLC*. The SEC has requested information from Triple Net and the Company relating to disclosure in securities offerings (including offerings by G REIT, T REIT and A REIT) and exemption from the registration requirements of the Securities Act of 1933, as amended, for the private offerings in which Triple Net and its affiliated entities, including the Company, were involved. In addition, the SEC has requested financial information regarding these REITs as well as the limited liability companies advised by Triple Net. The Company and Triple Net intend to cooperate fully with the SEC in its investigation.

The SEC commenced a regulatory examination (the "Regulatory Exam") of the Company in April 2004. On October 5, 2004, the Company received a letter from the SEC related to the Regulatory Exam. The letter disclosed the need for certain revisions to the Company's practices and procedures and directed the Company to take immediate corrective action to the extent that such action has not already been taken. The Company sent a response letter to the SEC on November 18, 2004, which responded to the issues raised and documented its corrective actions. As of December 27, 2004 the Company has not received any additional communication from the SEC with respect to the Regulatory Exam or its response letter. The financial impact that may result from the outcome of the examination and investigation cannot presently be determined however, the impact could have a material adverse affect on the Company's statement of financial condition.

The Company leases its office space from Triple Net. As of September 30, 2004, the month-to-month lease agreement requires monthly payments of $2,000. Total rent expense paid by the Company to Triple Net during 2004 was $24,000.

5. INCOME TAXES

The provision for income taxes is as follows:

Federal	$128,924
State	31,695
	$ 160,619

Deferred income taxes are not significant to the accompanying statement of financial condition for the year ended September 30, 2004. The effective tax rate differs from Federal and California statutory rates primarily due to differences in depreciation methods and certain non-deductible expenses incurred by the Company.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At September 30, 2004, the Company had net capital of $134,580, which was $27,151 in excess of its required net capital of $107,429. The Company's ratio of aggregate indebtedness to net capital was 11.97 to 1 at September 30, 2004.

7. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker or dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

December 27, 2004

NNN Capital Corporation
1551 N. Tustin Avenue, Suite 200
Santa Ana, California 92705

In planning and performing our audit of the financial statements of NNN Capital Corp. (the "Company") as of and for the year ended September 30, 2004 (on which we issued our report dated December 27, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving internal control:

> The size of the business necessarily imposes practical limitations on the effectiveness of internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the 2004 financial statements, and this report does not affect our report on such financial statements dated December 27, 2004.

We understand that practices and procedures which accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition discussed in the preceding paragraph, the Company's practices and procedures were adequate at September 30, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP